FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

January 25, 2008

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and the provisions of General Rule No.30, I inform you of the following material information:

Endesa Chile’s affiliate company, Gasatacama Generación S.A. (GAG), has been notified today of the arbitration sentence in its dispute with the electricity distribution companies Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., before the arbitrator Ricardo Peralta, in which GAG demanded the termination of the electricity supply contracts signed with those distributors.

The result of the arbitration has been unfavorable for GAG, thus further aggravating the company’s delicate operative and financial situation. GAG is currently negotiating with mining companies in order to finance the deficit resulting from serving the supply contracts with the distribution companies at a node price substantially below GAG’s cost of production, in an energy scenario on the Northern Electricity Grid marked by the absolute lack of Argentine natural gas and with a diesel oil price that has risen progressively in recent months.

While the sentence has not been yet enforced as there is the possibility of lodging an appeal, the management of GAG will have to take the legal and business decisions that Chilean legislation foresees for these cases, given the above-described operative and financial situation.

Endesa Chile will promptly advise the decisions that are taken in this affiliate company, in which our company has an indirect 50% shareholding.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: January 25, 2008